Exhibit 99.5

01 Communique and WiLAN Enter Partnership

WiLAN to assist in licensing 01 Communique’s patent portfolio

OTTAWA and MISSISSAUGA, Canada – June 13, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that 01 Communique Laboratory Inc. (“01 Communique”) (TSX:ONE) and WiLAN have entered into an agreement that will see WiLAN assist 01 Communique in the licensing of 01 Communique’s patents related to remote access technology for a number of specified licensees.

“Having signed technology license agreements with hundreds of companies, including Broadcom, Intel, LG, Motorola and Samsung, worth many hundreds of millions of dollars, WiLAN has demonstrated superior licensing capabilities,” said Andrew Cheung, President and CEO, 01 Communique.  “WiLAN’s proven track record and its strong financial position makes WiLAN an ideal choice to help maximize the revenue that we anticipate can be generated from our patented technology.  We are very pleased with the opportunity to work with WiLAN.”

Added Cheung, ”We have a complete suite of products in the remote access marketplace that have been built using our patented technology and we believe there are companies that are using this patented technology to compete against us.”

“WiLAN has been aware of the 01 Communique patents for some time and believes these are extremely important patents,” said Jim Skippen, Chairman & CEO, WiLAN.  “This partnership  is very significant to WiLAN and we are confident that we will be able to develop a licensing program that will benefit both 01 Communique and WiLAN.  This is especially exciting for WiLAN since it will bring us into new markets.”

Under the terms of the agreement, WiLAN’s subsidiary Gladios IP will have day-to-day responsibility for developing programs aimed at licensing 01 Communique’s patents.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

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About 01 Communique
Established in 1992, 01 Communique (TSX: ONE) offers a suite of remote access services designed for small-medium sized business, mobile professionals and IT service providers. 01's software as a service offerings are deployed on-demand and include functionality enabling on-line meetings, remote computing and IT support. 01’s suite of products includes its remote access offering I’m InTouch (www.imintouch.com) , its online meeting offering (www.imintouchmeeting.com) and its remote support offering I’m OnCall (www.imoncall.com) products are protected in the U.S.A. by its patents #6928479 / #6938076. For more information, visit www.01com.com or call (905) 795-2888 or (800) 668-2185 (North America only).

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

01 Communique Laboratory Inc.
Brian Stringer
Chief Financial Officer
01 Communique
(905) 795-2888 x204
brian.stringer@01com.com

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